FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

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Banco Santander hires Evertec as processor of its acquiring business

The alliance with this leading technology and transaction processing company will allow the bank to have a thorough, secure and efficient acquisition network, as well as value added solutions and advanced fraud prevention.

Santiago, June 27, 2019. Banco Santander Chile (NYSE:BSAC) informs that it signed a five-year agreement with Evertec, Inc. (NYSE: EVTC), a leading technology company in Latin America, which will provide processing services to the Bank's acquisition network, which will operate under the four-part model with all debit, credit and prepaid issuers.

Miguel Mata, General Manager for Banco Santander Chile, said “With Evertec’s credentials as a leading regional payment processing company, Santander will leverage our robust client base to achieve our strategic objective of increasing the coverage, depth and security of the payment methods in Chile, both face-to-face as well as in e-commerce. As a result of this initiative, Santander will accelerate the transformation of the payments market in Chile allowing any entrepreneur, merchant or business owner to have their own point-of-sale (POS) device to accept card payments in a more secure manner.”

Mata also asserted that "with this agreement a virtuous circle of competition will be generated that will allow transforming the payment market in Chile, enabling any entrepreneur or merchant to have their own POS to offer payment with cards to their customers, in a much safer environment". In our case, this also includes the imminent launch of SuperDigital, which will also permit more Chileans to access electronic payments, completing this virtuoso circle"

“Banco Santander has been preparing for this transformation for the last two years. Last April, the test phase began and at the end of this year, the Bank plans to install its first POS. By the first quarter of 2020, the Bank expects to have significant operations in this market, explained Mata”.

Under the agreement, Santander will have a complete, secure and efficient processing solution based in the cloud, which considers the acquisition platform, value-added solutions (e-commerce, mobile commerce and recurring payments), administrative services, and fraud prevention.

Mac Schuessler, President and Chief Executive Officer of Evertec said, “We are extremely pleased to provide our products and services to Banco Santander, the first bank to announce plans to open the Chilean payments market. We are confident that our platform and services, together with our team of experts in the processing and acquiring business, will drive innovation and accelerate market growth as market participants look for alternatives. This confirms our strategy of localizing our platform for key markets such as Chile, as well as the transition of our license products to processing products. As a processor with local capabilities, we believe we are well-positioned to meaningfully benefit as the market grows.”

About Banco Santander

Banco Santander Chile is the largest bank in the Chilean market in terms of loans and assets. As of March 31, 2019, the Bank had total assets for Ch$39,668 million, loans net of provisions of Ch$29,779 million, deposits of Ch$21,462 million and total equity of Ch$3,368 million. The Bank’s BIS ratio as of March 2019 was 13.6%, with a core capital ratio of 10.8%. Banco Santander Chile is one of the companies with the highest risk ratings in Latin America with an A1 rating from Moody's, A from Fitch, A from Standard and Poor's and A + from JCR. For more information visit: www.santander.cl

About Evertec

EVERTEC, Inc. (NYSE: EVTC) is a leading full-service transaction processing business in Latin America, providing a broad range of merchant acquiring, payment processing and business solutions services. The Company manages a system of electronic payment networks that process more than two billion transactions annually and offers a comprehensive suite of services for core bank processing, cash processing and technology outsourcing. In addition, Evertec owns and operates the ATH® network, one of the leading personal identification number (“PIN”) debit networks in Latin America. Based in Puerto Rico, the Company operates in 26 Latin American countries and serves a diversified customer base of leading financial institutions, merchants, corporations and government agencies with “mission-critical” technology solutions. For more information, visit www.evertecinc.com.

Comunicado de prensa

Banco Santander contrata a Evertec

como procesador de su negocio de adquirencia

El acuerdo con esta empresa líder en tecnología y procesamiento de transacciones permitirá a la entidad bancaria contar con una red de adquirencia completa, segura y eficiente, además de soluciones de valor agregado, administración y prevención de fraude.

Santiago, 27 de junio de 2019. Banco Santander informó que suscribió un acuerdo por cinco años con Evertec, compañía tecnológica líder en América Latina, que proveerá los servicios de procesamiento a la red de adquirencia del Banco que operará en el modelo de cuatro partes con todos los emisores de débito, crédito y prepago.

Miguel Mata, gerente general de Banco Santander, destacó las credenciales de Evertec, firma líder a nivel regional y que “permitirá a Santander disponer de una base robusta para materializar el objetivo estratégico que busca aumentar en forma exponencial la cobertura, profundidad y seguridad de los medios de pago en Chile, tanto presencial como en e-commerce, logrando de esta forma que más chilenos y comercios puedan tener un punto de encuentro”.

Mata enfatizó que "con la red que desarrollará el Banco se generará una dinámica virtuosa de competencia que permitirá transformar el mercado en Chile, posibilitando que cualquier emprendedor, comerciante o empresario pueda tener su propia máquina para recibir pagos con tarjetas de sus clientes, en un espacio mucho más seguro". En nuestro caso, esto también considera el inminente lanzamiento de la tarjeta SuperDigital, para que más chilenos puedan acceder a los pagos electrónicos, completando así el círculo virtuoso”.

“En Banco Santander nos hemos preparado para producir esta transformación desde hace dos años, cumpliendo las distintas etapas del proyecto. En abril pasado iniciamos la fase de pruebas y a fines de este año proyectamos instalar los primeros POS para estar operando masivamente durante el primer trimestre del 2020”, señaló.

En virtud del acuerdo suscrito, Santander contará con una solución de procesamiento completa, segura y eficiente, basada en tecnología cloud, que considera la plataforma de adquirencia, soluciones de valor agregado (e-commerce, mobile commerce y pago recurrente), y de administración y prevención de fraude.

Mac Schuessler, principal oficial ejecutivo y presidente de Evertec, señaló que “confiamos en que nuestra plataforma y servicios junto a nuestro equipo de expertos en el negocio de procesamiento y adquirencia, impulsará la innovación y acelerará el crecimiento del mercado. Esto confirma la estrategia de localizar nuestra plataforma para mercados claves como Chile y otros países de la región, así como la de transformar nuestros productos de un modelo de licenciamiento a uno de procesamiento. Como procesador con capacidades locales, estamos confiados de estar bien posicionados para participar de una manera activa del crecimiento del mercado a futuro”.

Sobre Banco Santander

Banco Santander Chile es el mayor banco del mercado chileno en términos de préstamos y activos. Al 31 de marzo de 2019, el Banco tenía activos totales por $39.668 millones, préstamos netos de provisiones por $ 29.779 millones, depósitos por $ 21.462 millones y un patrimonio total de $ 3.368 millones. El índice de capital del BIS a marzo de 2019 era del 13,6%, con un índice de core capital del 10,8%. Banco Santander Chile es una de las empresas con las clasificaciones de riesgo más altas en América Latina con una calificación A1 de Moody's, A de Fitch, A de Standard and Poor's y A + de la Agencia de calificación crediticia de Japón.

Sobre Evertec

Evertec (NYSE: EVTC), es una compañía líder de servicios de procesamiento de transacciones en América Latina, la cual provee una amplia gama de servicios de adquisición de transacciones en comercios, procesamiento de pagos y gerencia de procesos de negocios. La empresa maneja un sistema de redes de pagos electrónicos que procesa más de 2 mil millones de transacciones anualmente y brinda un conjunto integral de servicios de procesamiento de soluciones bancarias, procesamiento de efectivo y tercerización de tecnología. Además, Evertec posee y opera la Red ATH, una de las principales redes de débito con número de identificación personal en América Latina. Con sede principal en Puerto Rico, ofrece servicios en 26 países de América Latina y sirve a una amplia y diversa cartera de clientes de las principales instituciones financieras, comercios, corporaciones y agencias de gobierno ofreciéndole soluciones tecnológicas de misión crítica. Para más información, visite.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: June 27, 2019